Mail Stop 7010


November 2, 2005


Via U.S. mail and facsimile

Mr. Enrique Cibie
Chief Executive Officer
Masisa S.A.
900 Circle Seventy-five Parkway, Suite 720
Marietta, GA 30339

Re: 	Masisa S.A.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 28, 2005
File No. 333-128972

Dear Mr. Cibie:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. We read the response to comment four of our letter dated
October
26, 2005. We note that you are registered 45,000,000 common shares for issuance in the rights offering, of which 23,803,733 shares are based on outstanding ADRs or common shares and the remaining balance is intended to cover any increases in the size of the rights offering. If number of registered shares cannot be determined, you are required to make a good faith estimate. Please explain to us the basis for number of registered shares in excess of 23,803,733 shares.
It would appear that you will be able to make a good faith estimate on the record date, at which time you could file a pre-effective amendment with the revised number of registered shares.

Cover Page of Prospectus

2. It appears that you are offering common shares in the United States in connection with two rights offerings. Certain of these common shares will be represented by ADRs. It also appears that the rights offering will be made in the United States to holders of common shares and holders of ADRs. However, the cover page of the prospectus only discusses the rights offerings on a global basis. Please revise the cover page to clearly describe the rights offerings as they will be conducted in the United States. In this regard, we note your response to comment four of our letter dated October 26, 2005.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard M. Kosnik, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
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Mr. Enrique Cibie
Masisa S.A.
November 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE